FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on November 23, 2011

Tel Aviv, November 23, 2011 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") today announced, further to its announcement on November2, 2011 regarding the signing of the agreement for the sale of all the shares of Wavion Inc. ("Wavion"), an approximately 67% held subsidiary of the Company to Alvarion Ltd. (NASDAQ: ALVR) ("Alvarion") (the "Transaction"), that the conditions for the consummation of the Transaction have been met, and that the Transaction was completed today. As a result:

1.
Out of the consideration Alvarion paid for the purchase of all the shares,the Company received an amount of approximately $15 million (of which an amount of approximately $2 million was deposited in escrow for a period of 15 months). The Company may receive an additional amount of up to approximately $3 million out of an additional consideration which will be paid by Alvarion if Wavion achieves a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration").

2.
The Companywill record a net gain in the fourth quarter of 2011 currently estimated between $17 and $20 million. The amount exceeding $17 millionmay be recognized depending on the Company's estimate of the likelihood ofbecoming entitled to receive its share of the Contingent Consideration.

The main terms of the Transaction are described in Note 3.c to the Company's financial statements for the third quarter of 2011, filed on November 9, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 23, 2011